

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail
Shaun Roberts
President, Chief Executive Officer and Director
KonaRed Corporation
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

>   **Re: KonaRed Corporation**
>   **Registration Statement on Form S-1**
>   **Filed March 21, 2014**
>   **File No. 333-194742**

Dear Mr. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Agreements with Lincoln Park Capital Fund, LLC, page 4

1. Please disclose the material terms of the January Purchase Agreement, such as the price paid for the units, including the discount to market, the material terms of the warrants, and the registration rights.

2. Please revise the third paragraph to disclose how the purchase price is calculated according to the definitions in Section 1 of the Purchase Agreement. Also describe the Accelerated Purchases and Accelerated Purchase Price in Section 2(b) of the Purchase Agreement.

3. Please disclose the percentage of shares of the public float represented by the shares being registered.

4. Please disclose why the parties chose to make the Purchase Agreement for $12 million when it appears that your business, share price and other factors prevent you from being able to draw down more than a portion of the total.

Risks Related to the Offering, page 13

The sale or issuance of our common stock to Lincoln Park . . ., page 13

5. Please revise the dilutive effect example in the fourth paragraph based on a more recent share price. In your example, also disclose in tabular format the dilutive effect assuming your stock price decreased 25%, 50% and 75% from the recent stock price.

Use of Proceeds, page 15

6. Please revise to clarify that you may receive substantially less than $12,000,000 from the financing due to the number of shares being registered, your share price, discount to market and other factors.

Dilution, page 15

7. Please revise your pro forma net tangible book value based on a price per share as of a more recent date. Also, disclose the dilution in net tangible book value to purchasers on a per share basis.

Selling Stockholders, page 16

8. Please include in the table the shares underlying the warrants issued pursuant to the January Purchase Agreement.

The Lincoln Park Transactions, page 18

The January Purchase Agreement, page 18

9. Please explain the terms of the cashless exercise in Section 2(c) of the warrant and whether this section permits Lincoln Park to exercise the warrants at a formula that is tied to the market price of the company's common stock. We may have further comment after reviewing your response.

Exhibit 10.22

10. Under Section 10(c) of the Purchase Agreement, it appears that the delisting of your shares from the OTC Bulletin Board is an event of default that would suspend your right to deliver a purchase notice to the Investor as long as the event of default has occurred

and is continuing. Please revise to reflect that the Purchase Agreement will terminate if your shares are delisted, as the pricing mechanism of the agreement will have failed.   If you decide to amend your agreement with Lincoln Park, you must first withdraw the registration statement, renegotiate the necessary provisions, and then file a new registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins
        Clark Wilson LLP